FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2002

ARACRUZ CELULOSE S.A.

Rua Lauro Muller 116-21° Andar, Botafogo
Rio de Janeiro, 22299-900 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes__ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARACRUZ CELULOSE S.A.
(Registrant)

Date: January 24, 2002

By: ______________________
Name: Agílio Leão de Macedo Filho
Title: Chief Financial Officer

EXHIBIT INDEX

1. Consolidated Financial Statements of the Company at December 31, 2000 and 2001 and Report of Independent Accountants, dated January 10, 2002

EXHIBIT 1

Aracruz Celulose S.A.

Consolidated Financial Statements at December 31, 2000 and 2001 and Report of Independent Accountants

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Av. Nossa Sra. da Penha, 699 Torre B
Ed. Century Towers - Cj. 801 a 806
29055-131 Vitória, ES - Brasil
Caixa Postal 01-0731
Telefone (027) 200-3139
Fax (027) 324-3239

Report of Independent Accountants

To the Board of Directors and Stockholders of
Aracruz Celulose S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in stockholders' equity, expressed in United States dollars, present fairly, in all material respects, the financial position of Aracruz Celulose S.A. and its subsidiaries at December 31, 2000 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the management of Aracruz Celulose S.A.; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers
Auditores Independentes

Vitória, Brazil
January 10, 2002

Aracruz Celulose S.A.

Consolidated Balance Sheets

Expressed in thousands of United States dollars
(Except number of shares)

	December 31,	
Assets	**2000**	**2001**
Current assets		
Cash and cash equivalents	18,091	20,125
Debt securities available-for-sale	323,032	405,493
Accounts receivable, net		
Related party	9,530	3,520
Other	84,536	89,208
Inventories, net	83,237	69,685
Deferred income tax, net	6,736	3,439
Recoverable income and other taxes	72,081	46,744
Prepaid expenses and other current assets	5,695	2,603
	602,938	640,817
Property, plant and equipment, net	1,664,322	1,913,191
Investment in affiliated company	79,698	80,893
Other assets		
Advances to suppliers	16,659	20,198
Deposits for tax assessments	20,329	15,669
Deferred income tax, net	7,163	8,611
Recoverable income and other taxes	54,868	89,944
Other	8,481	8,874
	107,500	143,296

	December 31,	
Liabilities and stockholders' equity	**2000**	**2001**
Current liabilities		
Suppliers	29,310	57,656
Payroll and related charges	11,036	10,242
Income and other taxes	13,416	31,096
Current portion of long-term debt		
Related party	60,251	47,180
Other	45,035	143,815
Short-term borrowings - export financing and other	157,693	120,052
Accrued finance charges	9,063	14,808
Other accruals	1,273	431
	327,077	425,280
Long-term liabilities		
Long-term debt		
Related party	109,367	232,600
Other	169,506	304,583
Tax assessments and litigation contingencies	68,910	70,662
Other	6,115	7,023
	353,898	614,868
Commitments and contingencies (Note 16)		
Minority interest	362	319

Aracruz Celulose S.A.

Consolidated Balance Sheets

Expressed in thousands of United States dollars
(Except number of shares)

(Continued)

		Stockholders' equity		
		Share capital - no-par-value shares authorized and issued		
		Preferred stock		
		Class A - 2000 - 40,929,550 shares; 2001 - 40,479,797 shares	33,455	33,087
		Class B - 2000 - 581,599,464 shares; 2001 - 582,049,217 shares	581,041	581,409
		Common stock - 2000 and 2001 - 455,390,699 shares	297,265	297,265
		Treasury stock		
		Class A preferred stock - 2000 and 2001 - 35,301 shares; Class B preferred stock - 2000 - and 2001 - 45,330,292 shares; and common Stock - 2000 and 2001 - 483,114 shares	(57,807)	(57,807)
		Total share capital	853,954	853,954
		Other cumulative comprehensive income		
		Net unrealized gain on available-for-sale securities	1,095	10,920
		Appropriated retained earnings	340,250	295,106
		Unappropriated retained earnings	577,822	577,750
			1,773,121	1,737,730
2,454,458	2,778,197		2,454,458	2,778,197

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Income

Expressed in thousands of United States dollars
(Except number of shares and per-share amounts)

	Year ended December 31,		
	1999 (Reclassified)	2000 (Reclassified)	2001
Operating revenues			
Sales of eucalyptus pulp			
Domestic	33,796	43,601	23,579
Export	596,242	800,634	583,365
	630,038	844,235	606,944
Sales taxes and other deductions	(43,459)	(63,240)	(32,589)
Net operating revenues	586,579	780,995	574,355
Operating costs and expenses			
Cost of sales	375,513	412,313	420,606
Selling	25,311	21,492	23,253
Administrative	18,354	22,454	22,012
Other, net	33,060	11,978	25,561
	452,238	468,237	491,432
Operating income	134,341	312,758	82,923
Non-operating (income) expenses			
Equity in results of affiliated company		1,313	(1,195)
Financial income	(100,692)	(64,849)	(54,749)
Financial expenses	120,336	101,461	70,215
Loss (gain) on currency remeasurement, net	7,454	(8,812)	18,029
Other, net	(146)	(120)	(171)
	26,952	28,993	32,129
Income before income taxes and minority interest	107,389	283,765	50,794
Income tax expense (benefit)			
Current	8,980	40,461	35,722
Deferred	7,699	41,604	(2,992)
	16,679	82,065	32,730
Minority interest in losses of subsidiary	63	11	43
Net income for the year	90,773	201,711	18,107

Aracruz Celulose S.A.

Consolidated Statements of Income

Expressed in thousands of United States dollars
(Except number of shares and per-share amounts) **(Continued)**

	Year ended December 31,		
	1999	**2000**	**2001**
	(Reclassified)	**(Reclassified)**	
Basic and diluted earnings per share			
Class A preferred stock	0.09	0.20	0.05
Class B preferred stock	0.09	0.20	0.02
Common stock	0.08	0.18	0.01
Weighted-average number of shares Outstanding (thousands)			
Class A preferred stock	40,979	40,903	40,651
Class B preferred stock	553,279	552,889	536,512
Common stock	454,908	454,908	454,908

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars

	Year ended December 31,		
	1999	**2000**	**2001**
Cash flows from operating activities			
Net income for the year	90,773	201,711	18,107
Adjustments to reconcile net income to cash provided by operating activities:			
Non-cash items			
Depreciation and depletion	158,829	167,960	162,567
Equity in results of affiliated company		1,313	(1,195)
Provision for impairment of property, plant and equipment	1,573		
Deferred income tax	7,699	41,604	(2,992)
Loss (gain) on currency remeasurement	7,454	(8,812)	18,029
Loss on sale of equipment	23,864	1,643	8,883
Other	648		
Decrease (increase) in assets			
Accounts receivable, net	(16,000)	(11,226)	(5,122)
Inventories, net	13,303	(11,337)	13,552
Interest receivable on debt securities	11,606	(36,398)	4,792
Recoverable income taxes	(14,015)	(1,047)	(27,025)
Other	(2,734)	(890)	5,019
Increase (decrease) in liabilities			
Suppliers	4,429	7,788	27,977
Payroll and related charges	(4,021)	3,458	(353)
Income and other taxes and litigation contingencies	18,888	45,323	31,382
Accrued finance charges	(11,739)	(8,381)	5,825
Other	(1,898)	407	714
Net cash provided by operating activities	288,659	393,116	260,160
Cash flows from investing activities			
Debt securities	509,108	(96,165)	(92,279)
Proceeds from sale of equipment	61,871	677	392
Acquisition of companies		(101,215)	(5,137)
Additions to property, plant and equipment	(56,467)	(118,152)	(416,353)
Net cash provided by (used in) investing activities	514,512	(314,855)	(513,377)

Aracruz Celulose S.A.

Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars **(Continued)**

	Year ended December 31,		
	1999	**2000**	**2001**
Cash flows from financing activities			
Short-term debt, net	(403,105)	57,134	(15,224)
Long-term debt			
Issuances			
Related parties	2,703		160,889
Other	78,400		280,374
Repayments			
Related parties	(52,020)	(62,699)	(53,214)
Other	(231,654)	(289,085)	(54,945)
Bank deposits, as compensating balances	1,195	2,589	
Treasury stock acquired		(22,718)	
Dividends paid	(18,196)	(57,963)	(63,169)
Net cash provided by (used in) financing activities	(622,677)	(372,742)	254,711
Effect of changes in exchange rates on cash and cash equivalents	(19,790)	(18)	540
Increase (decrease) in cash and cash equivalents	160,704	(294,499)	2,034
Cash and cash equivalents, beginning of year	151,886	312,590	18,091
Cash and cash equivalents, end of year	312,590	18,091	20,125
Supplementary cash flow information			
Financial charges paid	138,309	69,303	49,258
Income taxes paid, including escrow deposits for tax assessments	19	20	66
Withholding income tax on financial income	64,909	25,825	34,020

The accompanying notes are an integral part of these consolidated financial statements.

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity

Expressed in thousands of United States dollars
(except number of shares and per-share amounts)

	Year ended December 31,					
	1999		2000		2001	
	Shares	U.S.$	Shares	U.S.$	Shares	U.S.$
Share Capital						
Preferred stock – Class A						
Balance, January 1	41,042,246	33,547	40,941,849	33,465	40,929,550	33,455
Conversion to Class B stock	(100,397)	(82)	(12,299)	(10)	(449,753)	(368)
Balance, December 31	40,941,849	33,465	40,929,550	33,455	40,479,797	33,087
Preferred stock - Class B						
Balance, January 1	581,486,768	580,949	581,587,165	581,031	581,599,464	581,041
Conversion from Class A stock	100,397	82	12,299	10	449,753	368
Balance, December 31	581,587,165	581,031	581,599,464	581,041	582,049,217	581,409
Common stock						
Balance, January 1 and December 31	455,390,699	297,265	455,390,699	297,265	455,390,699	297,265
Treasury stock						
Balance, January 1	(28,753,707)	(35,089)	(28,753,707)	(35,089)	(45,848,707)	(57,807)
Treasury stock acquired			(17,095,000)	(22,718)		
Balance, December 31	(28,753,707)	(35,089)	(45,848,707)	(57,807)	(45,848,707)	(57,807)
Total share capital	1,049,166,006	876,672	1,032,071,006	853,954	1,032,071,006	853,954

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts) **(Continued)**

	Year ended December 31,					
	1999		2000		2001	
	Shares	U.S.$	Shares	U.S.$	Shares	U.S.$
Balance brought forward	1,049,166,006	876,672	1,032,071,006	853,954	1,032,071,006	853,954
Net unrealized gain on available-for-sale securities						
Balance, January 1		(11,177)		514		1,095
Unrealized gain on available-for-sale securities, net of reclassification adjustments		17,236		988		14,664
Tax effect on above		(5,545)		(407)		(4,839)
Balance December 31,		514		1,095		10,920
Appropriated retained earnings						
Unrealized income reserve						
Balance, January 1		8,572		9,016		
Transfer from (to) unappropriated retained earnings		444		(9,016)		
Balance, December 31		9,016				
Investments reserve						
Balance, January 1		313,942		143,917		282,475
Transfer from (to) unappropriated retained earnings		(170,025)		138,558		(40,354)
Balance, December 31		143,917		282,475		242,121
Legal reserve						
Balance, January 1		66,801		50,492		57,775
Transfer from (to) unappropriated retained earnings		(16,309)		7,283		(4,790)
Balance, December 31		50,492		57,775		52,985
Total appropriated retained earnings		203,425		340,250		295,106
Balance carried forward	1,049,166,006	1,080,611	1,032,071,006	1,195,299	1,032,071,006	1,159,980

Aracruz Celulose S.A.

Consolidated Statements of Changes in Stockholders' Equity
Expressed in thousands of United States dollars
(except number of shares and per-share amounts) **(Continued)**

	Year ended December 31,					
	1999		2000		2001	
	Shares	U.S.$	Shares	U.S.$	Shares	U.S.$
Balance brought forward	1,049,166,006	1,080,611	1,032,071,006	1,195,299	1,032,071,006	1,159,980
Unappropriated retained earnings						
Balance, January 1		312,354		572,701		577,822
Net income for the year		90,773		201,711		18,107
Cash dividends (per share: 1999 - U.S.$ 0.06 to Class A preferred stock and U.S.$ 0.01 to both Class B preferred and common stock; 2000 - U.S.$ 0.06 to Class A preferred stock and U.S.$ 0.05 to both Class B preferred and common stock; 2001 - U.S.$ 0.06 to both Class A preferred and Class B preferred stock and U.S.$ 0.06 to common stock)		(16,316)		(59,765)		(63,323)
Transfer from (to) reserves		185,890		(136,825)		45,144
Balance, December 31		572,701		577,822		577,750
Total stockholders' equity	1,049,166,006	1,653,312	1,032,071,006	1,773,121	1,032,071,006	1,737,730
Comprehensive income is comprised as follows:						
Net income for the year		90,773		201,711		18,107
Net unrealized gain on available-for-sale securities						
Unrealized gain arising during the year, net of tax		12,340		581		9,825
Less: reclassification adjustments for losses included in net income		(649)				
		11,691		581		9,825
Total comprehensive income		102,464		202,292		27,932

The accompanying notes are an integral part of these consolidated financial statements.

1 Summary of significant accounting policies

The consolidated financial statements of Aracruz Celulose S.A. and its subsidiaries (the Company) have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"), which require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses during the reporting periods and require the disclosure of contingent assets and liabilities as of the date of the financial statements. The Company's consolidated financial statements therefore include estimates concerning such matters as the selection of useful lives of property, plant and equipment, provisions necessary for asset impairments, contingent liabilities, employee postretirement benefits and other similar evaluations; actual results may vary from estimates.

(a) Basis of presentation

The consolidated financial statements have been prepared in accordance with US GAAP, which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with Brazilian corporate legislation.

During the first quarter of 2001, in an effort to improve its reporting practices, the Company changed its policy regarding the classification of freight costs in the statement of income. As a result of this change, oceanic freight charges, which had previously been classified as a reduction of export sales of eucalyptus pulp, and other freight charges, which had previously been classified as selling expenses are classified as component of cost of sales. Additionally, management identified certain administrative expenses that it believes are indirectly related to the production process and, beginning January 1, 2001, these costs are classified as a component of cost of sales. Prior year amounts have been restated to conform to the current year's presentation.

The Company has reported in U.S. dollars since 1994 when the U.S. Securities and Exchange Commission permitted foreign registrants to report in U.S. dollars rather than in the currency of the country in which they are incorporated. The U.S. dollar amounts have been remeasured from Brazilian reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards Nº 52 - "Foreign Currency Translation" ("SFAS 52"). The Board of Directors and management have historically considered the U.S. dollar as the Company's functional currency as this has been, and remains in their opinion, the currency in which it principally operates as well as being the Company's primary unit of economic

Expressed in thousands of United States dollars

measure. Accordingly, the Company's management has concluded that the Company's functional currency is and will continue to be the U.S. dollar.

Gains and losses resulting from the remeasurement of the financial statements, as well as those resulting from foreign currency transactions, have been recognized in the statements of income. The impact of the devaluation of the Real on the Company's monetary assets and liabilities in 2001 was a net loss of U.S.$ 18.0 million (U.S.$ 8.8 million gain in 2000 and U.S.$ 7.5 million loss in 1999). The exchange rates at December 31, 2001, 2000 and 1999 were, respectively: U.S.$ 1: R$ 2.3204, R$ 1.9554 and R$ 1.789.

Stockholders' equity included in the consolidated financial statements presented herein differs from that included in the Company's statutory accounting records as a result of the variations in the U.S. dollar exchange rate, the indexation mandated over the years up to December 31, 1995 for statutory financial statements and adjustments made to reflect the requirements of US GAAP.

(b) Basis of consolidation

The financial statements of majority-owned subsidiaries have been consolidated, and all significant intercompany accounts and transactions have been eliminated. Accordingly, the following companies were consolidated: Aracruz Trading S.A., Aracruz Celulose (USA) Inc., Portocel – Terminal Especializado de Barra do Riacho S.A., Mucuri Agroflorestal S.A., Aracruz Produtos de Madeira S.A., Aracruz Empreendimentos S/C Ltda., Terra Plana Agropecuária Ltda. and Alcoprado Empreendimentos Ltda.

(c) Cash and cash equivalents

Cash and cash equivalents represent cash, bank accounts and short-term financial investments with a ready market and maturities when purchased of 90 days or less, and are stated at the lower of cost plus accrued interest or market value.

(d) Concentration of risk

Financial instruments which potentially subject the Company to concentrations of credit and performance risk are cash and cash equivalents, debt securities and trade accounts receivable. The Company limits its credit and performance risk associated with cash and cash equivalents by placing its investments with highly rated financial institutions and in very short-term securities, and the Company's debt securities are principally comprised of U.S. dollar denominated notes which are issued and guaranteed as to principal and interest by the Brazilian government. An allowance for doubtful accounts is established to the extent the Company's trade receivables are estimated not to be fully collectible.

The Company's pulp sales are made substantially to the paper industry; consequently, its performance is dependent upon that industry's worldwide demand for pulp and the related supply, as well as fluctuations in the market price for pulp which can be significant.

(e) Inventories

Inventories are stated at the lower of the average cost of purchase or production, and replacement or realizable values. Cost is determined principally on the average-cost method.

(f) Investments in affiliated companies

The Company uses the equity method of accounting for its long-term investment (Veracel Celulose S.A.) for which it owns 45% of the investee's voting stock and has the ability to exercise significant influence over operating and financial policies of the investee. The equity method requires periodic adjustments to the investment account to recognize the Company's proportionate share in the investee's results, reduced by receipt of investee dividends and amortization of goodwill.

(g) Debt securities available-for-sale

In accordance with SFAS 115 - "Accounting for Certain Investments in Debt and Equity Securities", the Company's investments in securities are classified in accordance with their nature and management's intentions. Available-for-sale debt securities are carried at cost plus accrued interest, adjusted to market value. Any unrealized gains or losses, net of taxes, are excluded from income and recognized as a separate component of stockholders' equity until realized.

(h) Property, plant and equipment

Timber resources are stated at cost, less accumulated depletion. Tree development costs and forest maintenance costs are capitalized. Depletion is determined on the unit-of-production basis, excluding from the amount to be depleted the portion of tree-development costs that benefits future harvests; such costs are deferred and included in the cost of those harvests.

Other property, plant and equipment are recorded at cost, including interest incurred on financing during the construction period of major new facilities. Interest on local currency borrowings is determined as that part of the total finance cost incurred on borrowings net of the foreign currency translation adjustments arising on such borrowings, and, on foreign currency borrowings (including those denominated in U.S. dollars), at the contractual interest rates.

Depreciation is computed on the straight-line basis at rates which take into consideration the useful lives of the assets, principally an average of 25 years for buildings, 10 years for improvements and installations, and 4 to 25 years for machinery and equipment and other assets.

(i) Environmental costs

Expenditures relating to ongoing programs for compliance with environmental regulations are generally expensed but may be capitalized under certain circumstances. Capitalization is considered appropriate when the expenditures relate to the acquisition and installation of pollution control equipment. These ongoing programs are designed to minimize the environmental impact of the Company's pulp-producing activities.

(j) Recoverability of long-lived assets

In accordance with SFAS 121 – "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", management reviews long-lived assets, primarily property, plant and equipment to be held and used in the business, for the purposes of determining and measuring impairment on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. At December 31, 1999 the Company recorded provision of U.S.$ 1.6 million for impairment related to plant and equipment discontinued. The Company did not record a provision for impairment in 2000 and 2001.

(k) Employee retirement and postemployment benefits

The cost of the retirement benefits plans is accrued currently. Employee postretirement and postemployment benefits as defined by SFAS 106 - "Employers' Accounting for Postretirement Benefits other than Pensions" and SFAS 112 - "Employers' Accounting for Postemployment Benefits", respectively, are not significant. The Company is required by law to provide severance benefits to employees terminated without just cause. No significant amounts were accrued at December 31, 2000 and 2001, since future severance costs are not reasonably estimable.

(l) Compensated absences

The liability for employees' future vacation compensation is accrued as vacation vests during the year.

(m) Revenues and expenses

Revenues arise from annual and long-term contracts and from spot sales and are recognized on an accrual basis when title has transferred to the customer. Expenses and costs are accrued as incurred.

(n) Accounting for derivatives and hedging activities

The Company maintains an overall risk management strategy to minimize significant unplanned fluctuations caused by foreign exchange rate volatility. The Company may enter into forward foreign exchange contracts to protect against exchange rate movements affecting its non-US dollar denominated export accounts receivable. Additionally, the Company may enter into foreign currency swaps and foreign currency options to manage risk in administering the Company's cash and cash equivalents portfolio. Finally, the Company may enter into contracts to protect against exchange rate movements affecting its non-US dollar denominated accounts payable and indebtedness. Market-value gains and losses on these contracts are recognized in income currently, offsetting foreign exchange gains and losses arising on the accounts receivable and cash equivalent balances.

Expressed in thousands of United States dollars

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133 - Accounting for Derivative Financial Instruments and Hedging Activities (SFAS 133), as amended by SFAS 137 and SFAS 138. These standards are effective for the Company as from January 1, 2001.
SFAS 133, as amended, requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction. For fair value hedge transactions, in which the Company is hedging changes in the fair value of an asset, liability or firm commitment, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable-rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges will be recognized in current period earnings.

As of December 31, 2001, the adoption of SFAS 133, as amended did not have a significant effect on the Company's results of operations or its financial position.

(o) Income taxes

The Company has adopted SFAS 109 - "Accounting for Income Taxes" for all years presented. Accordingly, the Company recognizes (i) the benefits of tax loss carryforwards available to be offset against future taxable income and (ii) deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the tax bases and financial reporting bases of assets and liabilities, as well as on the effects of adjustments made to reflect the requirements of US GAAP. A valuation allowance is provided to reduce deferred tax assets when management considers that realization is not reasonably assured.

Expressed in thousands of United States dollars

(p) Basic and diluted earnings per share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of all classes of shares outstanding during the year, net of treasury stock, after taking into consideration the dividend provisions applicable to Class A preferred and Class B preferred stocks, assuming that all earnings for the year are fully distributed. There were no dilutive securities outstanding in 1999, 2000 and 2001.

(q) Comprehensive income

The Company has disclosed comprehensive income as part of the Statement of Changes in Stockholders' Equity, in compliance with SFAS 130 - "Reporting Comprehensive Income".

2 Recently issued accounting pronouncements

The Financial Accounting Standards Board ("FASB") has recently issued Statements on Financial Accounting Standards ("SFAS") 141 - Business Combinations ("SFAS 141"), effective for the Company as from 2002, and 142 - Goodwill and Other Intangible Assets ("SFAS 142"), effective for the Company as from 2003 and 2002, respectively. These standards address, respectively, financial accounting and reporting for business combinations and for acquired goodwill and other intangible assets.

In addition, the FASB has also issued SFAS 143 – Accounting for Asset Retirement Obligations and SFAS 144 – Accounting for the Impairment or Disposal of Long-Lived Assets, effective for the Company as from 2003 and 2002, respectively. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and replaces SFAS 121, which addressed the same subject.

Management estimates that adoption of these standards will not have a material impact on the financial position and results of operations of the Company.

Expressed in thousands of United States dollars

3 Sale of the "Electrochemical Plant"

During 1999, the Company sold its "electrochemical plant" to CanadianOxy Chemicals Holding Ltd., a Canadian group. The loss on sale of the plant of U.S.$ 21.6 million (U.S.$ 13.6 million net of taxes) was recorded in "Other operating costs and expenses".

Pursuant to a contract signed by the Company and the acquirors of the electrochemical plant, the Company will purchase future production from the plant. See discussion of "take-or-pay" contract in Note 16 (b).

4 Acquisition of companies

(i) Terra Plana Agropecuária Ltda

On June 1, 2000 the Company acquired Terra Plana Agropecuária Ltda ("Terra") for U.S.$ 20,204. The acquisition has been accounted for using the purchase method of accounting. The net assets of Terra are comprised solely of land, and at September 30, 2000 the Company allocated the purchase price to land (U.S.$ 13,169) and goodwill (U.S.$ 7,035), based upon estimates of the fair value of the land. Goodwill will start to be amortized as the forest is grown on a straight-line basis over 7 years, which the Company believes is the estimated benefit period of the forest.

(ii) Veracel Celulose S.A.

On October 10, 2000, the Company acquired a 45% interest in Veracel Celulose S.A. ("Veracel") for U.S.$ 81,011. Veracel is currently in the pre-operational stage, growing eucalyptus plantations in the state of Bahia in Brazil. Stora Enso OYJ and Odebrecht S.A. own the remaining 45% and 10%, respectively. At the end of 2002, the Company and Stora Enso will jointly decide, based upon prevailing market conditions, whether to proceed with a planned construction of Veracel's own green field plant.
Upon closing of the purchase agreement, the Company and Veracel entered into a three-year wood supply contract to provide wood for the Company's mill expansion currently in progress. Under the terms of the contract, beginning in 2002 Veracel will supply up to 3.85 million cubic meters of wood at U.S.$ 40.50 per cubic meter.

Expressed in thousands of United States dollars

The Company accounts for its investment in Veracel using the equity method of accounting. At December 31, 2000 the Company's investment in Veracel included goodwill of U.S.$ 15,583. For the year ended December 31, 2001, the Company recognized an equity gain of U.S.$ 1,195 (2000 – loss of U.S.$ 1,313).

5 Income taxes

Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax). The statutory rates applicable for federal income tax and social contribution are presented as follows:

	Year ended December 31 - %		
	1999	**2000**	**2001**
Federal income tax rate	25.0	25.0	25.0
Social contribution (*)	8.0 to 12.0	9.0 to 12.0	9.0
Composite tax rate	33.0 to 37.0	34.0 to 37.0	34.0

(*) Pursuant to a Provisional Measure, the social contribution rate was increased to 12% for the period May 1, 1999 to January 31, 2000 and was reduced to 9% for the period February 1, 2000 to December 31, 2002. The social contribution rate will be further reduced to 8% again effective January 1, 2003. Because Provisional Measures are valid only for 30 days unless approved by the Congress or reissued, the enacted rate continues to be 8% in accordance with the provisions of SFAS 109. Therefore, this rate was used to calculate deferred taxes at December 31, 2001 and 2000.

Expressed in thousands of United States dollars

The amounts reported as income tax expense in the consolidated statements of income are reconciled to the statutory rates as follows:

	Year ended December 31,		
	1999	**2000**	**2001**
Income before income taxes and minority Interest	107,389	283,765	50,794
Federal income tax and social contribution at statutory rates	39,734	93,642	17,285
Adjustments to derive effective tax rate:			
Effects of differences in remeasurement from reais to U.S. dollars, using historical exchange rates and indexing for tax purposes:			
Translation effect for the period	(14,797)	(4,688)	(4,131)
Depreciation on difference in asset basis	29,025	22,406	21,083
Valuation allowance (reversal)			
Operations in Brazil	(38,924)	(5,394)	
Operations outside Brazil	2,617	(29,737)	(2,474)
Effects of changes in tax rates for 1999	(1,116)		
Other permanent items	140	5,836	967
Income tax expense in the consolidated statements of income	16,679	82,065	32,730

Expressed in thousands of United States dollars

The major components of the deferred tax accounts in the balance sheet are as follows:

	December 31,	
	2000	2001
Assets		
Tax loss carryforwards		
Operations in Brazil	63	11,491
Operations outside Brazil	2,474	
Expenses not currently deductible	20,686	21,646
Other capitalized investments	(13,586)	(24,526)
Others	6,736	3,439
Valuation allowance	(2,474)	
	13,899	12,050
Current assets	6,736	3,439
Long-term assets	7,163	8,611

Although realization of net deferred tax assets is not assured, management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of the deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income during the tax loss carryforwards period are reduced. Tax loss carryforwards do not expire and are available to offset against future taxable income limited to 30% of taxable income in any individual year.

In addition, at December 31, 2001, the Company had recoverable taxes in the total amount of U.S.$ 136,688 relating mainly to the withholding income tax on financial income (U.S.$ 73.374), which can be offset with future income tax payable, and to the value-added tax credits (U.S.$ 53,104). During 2001, management recorded a valuation allowance in the amount of U.S.$ 10,754 to adjust the value-added tax credits to its estimated realizable values.

Expressed in thousands of United States dollars

During 2001, certain changes were introduced in the Brazilian tax legislation including earnings from foreign subsidiaries in the determination of taxable income in Brazil. As a result, the Company recorded a provision of U.S.$ 13.6 million relating to income taxes on its foreign subsidiaries taxable income for the year.

6 Cash and cash equivalents

	December 31,	
	2000	**2001**
Brazilian reais	704	1,328
United States dollars	15,768	17,813
Other European currencies	1,619	984
	18,091	20,125

Cash equivalents denominated in Brazilian Reais represent principally short-term investments in certificates of deposit placed with major financial institutions in Brazil. The amount invested in United States dollars at December 31, 2000 consists primarily of time deposits with prime financial institutions and at December 31, 2001 of money market fund quotas, comprised of securities rated as investment grade.

7 Debt securities available-for-sale

The Company's debt securities available-for-sale are comprised of Notas do Tesouro Nacional ("National Treasury Notes") Series D, and Notas do Banco Central ("Central Bank Bonds") Series E, which are issued and guaranteed by the Brazilian Federal Government and certificates of deposit with prime institutions in Brazil, partially swapped to U.S. dollars. These securities have maturity dates ranging from May 2002 to June 2004.

At December 31, 2001, the fair value of the Company's debt securities available for sale amounted to U.S. $ 405,493 (2000 – U.S. $323,032), with an unrealized gain, net of tax, of U.S. $10,920 (U.S.$ 1,095) recorded as a component of other cumulative comprehensive income.

Expressed in thousands of United States dollars

8 Accounts receivable, net

	December 31,	
	2000	2001
Customers - pulp sales		
Domestic	8,149	3,421
Export	80,887	84,042
Advances to suppliers	3,432	2,522
Other	2,044	3,060
	94,512	93,045
Allowance for doubtful accounts	(446)	(317)
Total, net	94,066	92,728

At December 31, 2001, one customer accounted for 23% of total customer receivables (2000 two customers accounted for 30%) and no other accounted for more than 10%.

Export receivables are denominated in the following currencies:

	December 31,	
	2000	2001
United States dollars	77,439	82,276
European currency units – EURO	3,448	1,766
	80,887	84,042

Export receivables in currencies other than U.S. dollars are swapped into U.S. dollars through forward foreign exchange contracts as discussed in Note 18.

Expressed in thousands of United States dollars

9 Inventories, net

	December 31,	
	2000	2001
Finished products	36,412	27,780
Work in process	824	919
Timber	5,737	5,837
Raw materials	10,731	8,552
Spare parts and maintenance supplies, less allowance for loss of U.S.$ 2,615 (2000 – U.S.$ 4,841)	29,533	26,597
	83,237	69,685

Spare parts include parts which, when utilized, are expected to extend the useful lives of plant and equipment and will be capitalized.

Expressed in thousands of United States dollars

10 Property, plant and equipment

	December 31, 2000			December 31, 2001		
	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Land	178,192		178,192	206,211		206,211
Timber resources	482,164	327,680	154,484	523,122	352,690	170,432
Buildings, improvements, and installations	467,231	264,275	202,959	472,799	282,835	189,964
Equipment	1,831,744	830,576	1,001,168	1,812,318	868,242	944,076
Information tecnology equipment	41,898	28,082	13,816	47,753	30,872	16,881
Other	144,617	95,331	49,287	143,510	109,957	33,553
	3,145,849	1,545,943	1,599,906	3,205,713	1,644,596	1,561,117
Construction in progress	64,416		64,416	352,074		352,074
Total	3,210,265	1,545,943	1,664,322	3,557,787	1,644,596	1,913,191

During the second quarter of 2000, the Company commissioned a technical report from engineering experts in order to align, for accounting purposes, the remaining useful life of the plant assets to their prospective economical use. Based on that report, which considered aspects such as the useful economic life established by the assets' manufacturers, the Company's maintenance standards and the general conditions of use and conservation, management concluded that the Company should depreciate its industrial assets at higher annual rates to reflect the actual wear of the assets by their use. Accordingly, as a result of this change, which was effective April 1, 2000, the depreciation charge for the year ended December 31, 2000 increased by U.S.$ 17.8 million. For the year ended December 31, 2000, U.S.$ 15.6 million was charged against cost of sales, net income was reduced by U.S.$ 10.5 million and earnings per share were reduced by U.S.$ 0.02 per Class A and B shares U.S.$ 0.02 per common share for the year ended December 31, 2000.

Expressed in thousands of United States dollars

Assets acquired in the future will be depreciated at the same rates as those determined in the technical report, taking into consideration the nature of the assets.

The Company's Board of Directors, in a meeting held on June 5, 2000, decided to proceed with its expansion project ("Fiberline C"). The project consists in a new pulp line with a capacity of 700,000 tons that, together with additional optimization of the two existing lines, from 1.24 to 1.30 million tons, will increase the Company's production capacity at its site in northern Espírito Santo State to 2 million tons a per year. The new production volume will require an increase in the forest base of the Company of approximately 72,000 hectares of eucalyptus plantations. Construction began in the second semester of 2000 and the plant is expected to begin operations in the third quarter of 2002, reaching full capacity the following year. The total budgeted investment in the expansion project is approximately U.S.$ 825 million, of which U.S.$ 575 million will be invested in the production line and the balance in land, forest and other investments. Until December 31, 2001 the Company had invested approximately U.S.$ 464 million.

In 2001, the Company capitalized approximately U.S.$ 12.9 million of interest cost on funds used to construct property, plant and equipment.

During 2001, the Company's Board of Directors approved a project for the construction of a port terminal in Caravelas, in the State of Bahia to support the transportation of wood by ferry into Portocel, which will also be expanded.

11 Short-term borrowings

The Company's short-term borrowings are principally from commercial banks for export financing and are substantially denominated in U.S. dollars. Average annual interest rates at December 31, 2000 and 2001 were, respectively, 7.4% and 4.7 %.

At December 31, 2001, U.S.$ 22,600 of short-term borrowings fall due within 90 days and U.S.$ 97,021 from 91 to 180 days.

Expressed in thousands of United States dollars

12 Long-term debt

	December 31,	
	2000	**2001**
Denominated in Brazilian currency – term loans with varying interest rates: principally the "Long-term Interest Rate" (TJLP) plus 7.8 % to 11.0 % (2000 - 5.5% to 11.5%), due 2002 to 2009	117,464	196,952
Denominated in foreign currencies		
Term loans – 3.5 % to 11.65 % (2000 – 9.26% to 12.37%), due 2002 to 2009	192,921	309,747
Securitization of receivables - 7.98% due 2002	39,547	13,222
Import financing – 2.20 % to 7.08 % (2000 – to 7.31%), due 2002 to 2007	34,227	28,257
Pre-export financing – 3.52 % to 6.71 %, due 2003 to 2004		180,000
	266,695	531,226
Total	384,159	728,178
Less current maturities	105,286	190,995
	278,873	537,183

In January 1994, the Company issued U.S.$ 120 million of 10.375% unsecured notes (the "Notes") maturing 2002. Interest, fees and commissions on the Notes are exempt from Brazilian withholding tax. However, should the instruments be redeemed prior to their original final maturities, the Company will be obligated to pay such tax on both past and future payments at rates from 12.5% through 15%, depending upon the country to which such payments are remitted.

During 1995, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received from a trust and advanced to Aracruz Trading S.A., U.S.$ 200 million, representing funds received by the trust through the private placement of trust certificates. In return, the Company securitized the financing by selling to the SPE its current and future accounts receivable from designated customers. Concurrently, the SPE has assigned its right, title and interest on the certificates to the trust. Each month such collections in excess of contractual funding requirements are transferred to the Company.

Expressed in thousands of United States dollars

At December 31, 2001, U.S.$ 13.2 million (2000 – U.S.$ 39.5 million) remain outstanding due through June 2002, with annual interest of 7.98%. In August 1995, Aracruz Trading S.A. used the funds to purchase the full amount of an issue of US$ 150 million of Aracruz Celulose S.A.'s unsecured 9% notes, due August 2003; accordingly these amounts have been offset against each other in the consolidated financial statements.

In February and June 2001, the Company obtained export receivables bank financing in the amount of U.S.$ 180 million, with annual interest rates ranging from 3.52% to 6.71%. These loans will be repaid between May 2003 and April 2004.

In June 2001, the Company obtained a line of credit from BNDES in the amount of R$ 666 million (U.S.$ 287 million), denominated in Reais, to be repaid from 2003 through 2009, of which R$ 417.8 million (U.S.$ 170.7 million at December 31, 2001) have been drawn at December 31, 2001 with annual interest rates ranging from 7.8% to 11.65%. These funds are primarily being used to finance the construction of the new Fiberline C plant and forestry operations.

Also, during June 2001, Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May 2004 to June 2004 and annual interest rates at 3.50%, secured against future export sales receivables.

At December 31, 2001, the Company had in treasury and available for resale all of its debentures (approximately U.S.$ 93 million at December 31, 2001 values) issued in 1982 and 1990, which were repurchased in the market in 1992.

The long-term portion of the Company's debt at December 31, 2001 becomes due in the following years:

2003	170,230
2004	214,482
2005	36,807
2006	35,931
2007 and thereafter	79,733
Total	537,183

Expressed in thousands of United States dollars

13 Stockholders' equity

On October 3, 2001, Mondi Brazil Limited (Mondi) and Votorantim Celulose e Papel S.A. (VCP) signed a Share Purchase and Sale Agreement according to which VCP, through a subsidiary incorporated outside Brazil, agreed to acquire from Mondi 127,506,457 common shares of capital stock of Aracruz, representing 28% of the Company's voting capital and 12.3% of the total capital stock, excluding treasury stock, for the amount of US$ 370 million. The transfer of the referred shares occured on November 1, 2001, date on which the VCP subsidiary became a member of the controlling group, together with Lorentzen and Safra (each of the three with 28% of the voting capital and 3 seats on the Board) and BNDES Participações (with 12.5% of the voting shares and 1 seat on the Board).

In order to be able to transfer its stake in Aracruz, Mondi obtained VCP's commitment to adhere to the existing Shareholders' Agreement of Aracruz, which expires in 2008. The Shareholders' Agreement does not contain a right of first refusal to the existing controlling shareholders but establishes that none of the controlling shareholders can hold more than 28% of the company's voting capital.

As a result, at December 31, 2001, the Company's principal common stockholders and their common stock ownership interests, either direct or indirect are as follows: Arapar S.A. (a Company associated with the Chairman of the Board of the Company), S.O.D.E.P.A. - Sociedade de Empreendimentos, Publicidade e Participação S.A. (SODEPA) (an affiliate of Banco Safra S.A.), and Votorantim Celulose e Papel (VCP) with 28% each; Banco Nacional de Desenvolvimento Econômico e Social – BNDES with 12.5%. At December 31, 2001, SODEPA and the Banco Nacional de Desenvolvimento Econômico e Social - BNDES also owned preferred stocks which in total amounted to 10.8% and 9.3%, respectively, of the total preferred stocks and, at December 31, 2000, had, respectively 13.8% and 9.7%.

Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Preferred stock does not have voting rights but has priority in the return of capital in the event the Company is liquidated. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock. Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital. Additionally, in order to comply with Law 9457/97, the Company's By-laws were changed to grant Class B preferred stock the right to receive an annual dividend in an amount that is 10% greater than dividends paid to common stockholders ("Dividend Ratio"); earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis to those paid to Class A preferred stock, while maintaining the Dividend Ratio between Class B preferred stock and common stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Ratio between Class A and Class B preferred stock and common stock . In the event that Class A preferred stock is not paid dividends for three consecutive years, holders of that stock are entitled to voting rights until the dividends in arrears for those three years are paid.

Basic and diluted earnings per share ("EPS") as of December 31, 1999, 2000 and 2001, as presented in the Company's statement of income, have been calculated on the above basis taking into consideration the Dividend Ratio between Class A and Class B preferred stock and common stock. However, the per share amounts have been rounded to two decimal places.

Expressed in thousands of United States dollars

The following presents the earnings per share calculations:

	1999	2000	2001
Net income for the year	90,773	201,711	18,107
Less priority Class A preferred stock dividends	(2,429)	(2,219)	(1,889)
Less Class B preferred stock and common stock dividends up to a limit equivalent to the Class A preferred stock dividends on a per-share basis while maintaining the Dividend Ratio	(57,308)	(52,429)	(16,218)
Remaining net income to be equally allocated to Class A and Class B preferred stock and common stock while maintaining the Dividend Ratio	31,036	147,063	
Weighted average number of shares outstanding (thousands)			
Class A preferred	40,979	40,903	40,651
Class B preferred	553,279	552,889	536,512
Common	454,908	454,908	454,908
Basic and diluted earnings per share			
Class A preferred	0.09	0.20	0.05
Class B preferred	0.09	0.20	0.02
Common	0.08	0.18	0.01

Brazilian law permits the payment of cash dividends only from retained earnings and certain reserves registered in the Company's statutory accounting records. At December 31, 2001, after considering appropriated retained earnings which can be transferred to unappropriated retained earnings, the earnings and reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of U.S.$ 206 million.

Expressed in thousands of United States dollars

Retained earnings that represent unrealized income (principally inflationary income recognized up to December 31, 1995 in the Company's statutory financial statements) are transferred to unrealized income reserve and are transferred back to unnapropriated retained earnings as financial resources become available for dividend distribution.

The investments reserve represents discretionary appropriations, ratified by the stockholders, for plant expansion and other capital projects, the amount of which is based on an approved capital budget presented by management. After completion of the projects, the Company may elect to retain the appropriations until the stockholders vote to transfer all or a portion of the reserve to capital or to retained earnings, from which a cash dividend may then be paid.

The legal reserve results from appropriations from retained earnings of 5% of annual net income recorded in the statutory accounting records. Such appropriations are required until the balance reaches 20% of the balance of capital stock, based on the statutory accounting records. At December 31, 2001, such capital stock was R$ 1,855 million and the balance in the legal reserve was R$ 123 million. The legal reserve may be used to increase capital and to absorb losses, but is not available for distribution as cash dividends.

At the Company's Annual General Meeting held on March 30, 2001, the stockholders approved the payment of dividends of R$ 136,878 thousand, equivalent to US$ 63,323 at that date, representing dividends of R$ 138.16 – US$ 63.92 per thousand shares of Class A and B preferred stock and R$ 125.60 – US$ 58.11 per thousand shares of common stock. The dividends were paid in April 2001.

14 Pension plan

The Company sponsors a contributory defined contribution pension plan, ARUS – Fundação Aracruz de Seguridade Social, which covers substantially all of its employees. The principal objective of ARUS is to supplement the social security pension benefits of the employees of the Company and affiliated company and other companies. ("Sponsors").

The Sponsors and eligible employees make monthly contributions under the plan to ARUS, which owns and administers (or places with a trustee) its investments and other assets, which comprised, principally, of bank certificates of deposit, investments funds, marketable equity securities and real estate.

Expressed in thousands of United States dollars

Contributions made by the Company to the plan amounted to U.S.$ 1,266, U.S.$ 1,183 and US$ 1,031 in 1999, 2000 and 2001, respectively, and represented the annual pension expense of the Company for the plan.

The Company provided for U.S.$ 2.5 million of income taxes on financial income of the pension entity Fundação Aracruz de Seguridade Social – ARUS. The taxation of this investment income was being disputed by ARUS and other Brazilian pension entities and has finally been introduced by the Provisory Measure No.2222/01 which establishes that withholding income tax will be applied to their investment portfolio on a retroactive basis. The Company reached an agreement with the Federal authorities based on the Provisory Measure and will pay the income tax due in January 2002.

15 Employee benefits

In addition to the pension plan, the Company makes monthly contributions, based on total payroll, to government pension, social security and severance indemnity plans and such payments are expensed as incurred. Also, certain severance payments are due on dismissal of employees, principally notice of one month's salary and a severance payment calculated at 40% of the accumulated contributions made to the government severance indemnity plan on behalf of the employee. Based on current operating plans management does not expect that amounts of future severance indemnities will be material.

16 Commitments and contingencies

(a) Contingencies

(i) Labor proceedings

The Company has partially agreed with a suit brought by certain industrial employees represented by their union, claiming additional compensation for alleged hazardous conditions at the mill. As a result, the Company agreed to pay U.S.$ 6.7 million to the employees in January 2002. The excess provision of U.S.$ 3.3 million was reversed to income.

In addition, at December 31, 2001, the Company had a total provision recorded for other cases of U.S.$ 5.4 million based on the Court's computation framework and existing labor jurisprudence and a corresponding deposit in an escrow account of U.S.$ 3.9 million.

Expressed in thousands of United States dollars

(ii) Administrative proceedings

The Company has been involved in an administrative claim regarding the enlargement of Indian reservations in an area owned by the Company. In April 1998, the Indian communities signed two Terms of Settlement recognizing the legitimacy of the Ministry of Justice Edicts 193, 194 and 195, dated March 6, 1998, that restricted expansion of the reservation to 2,571 hectares of land belonging to the Company. Additionally, the Company committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13.5 million (equivalent to U.S.$ 5.8 million at December 31, 2001), to be disbursed within a twenty-year period, conditioned to the accomplishment of certain obligations by the Indian communities.

If the Indian communities breach any of their obligations, Aracruz will be released from the obligations defined by the Terms of Settlement. Decrees approving the enlargement of the Indian reservations have extinguished the aforementioned administrative claim. As of December 31, 2001, the Company had donated to the Indian Associations approximately R$ 3.4 million (U.S.$ 2.2 million) (U.S. $ 1.8 up to December 31, 2000) under the Terms of Settlement.

(iii) Fiscal proceedings

In March 1997, the Company received notification from the INSS (the Brazilian Social Security System) relating to the value of housing allowances paid to certain employees over a period of several years. At December 31, 2001, the Company is contesting this notification and has placed approximately U.S.$ 7.0 million in an escrow account to cover this claim. Based on the opinion of its legal advisors, the Company's management does not believe that the ultimate resolution of this matter will have a material adverse impact on the Company, and accordingly, no provision has been made therefor.

(iv) Income tax and social contribution related to the "Plano Verão"

In December 1994, the Company petitioned the Tribunal Regional Federal of the 2nd Region (the "Tribunal") to include in the determination of income tax and social contribution the effects of the variation in the IPC (Consumer Price Index) in January 1989 of 70.28%. The Tribunal subsequently accepted the use of a variation of 42.72%. Beginning in the third quarter of 2000, with the substantially full utilization of the Company's net operating losses in Brazil, the Company began to determine and pay income tax using the 42.72% deduction and has made a provision for contingencies of US$ 20,015 to cover the effects of the use of this deduction until a final court ruling is obtained.

Expressed in thousands of United States dollars

(v) PIS and COFINS contributions

The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At December 31, 2001, the provision for contingencies included US$ 38,204 related to PIS and COFINS on exchange gains on U.S. dollar denominated debt resulting from the appreciation of the Real against the U.S. dollar that occurred following the significant devaluation in early 1999.

(vi) Value-Added Tax

During 2001 the Company received tax assessment from fiscal authorities of the States of Espírito Santo and Bahia, the total amount of U.S$ 36.7 million relating to ICMS (value-added tax). In addition, the tax authorities disallowed certain tax credits of U.S.$ 9.6 million previously recognized by the Company.
The Company will file appeals with the relevant courts and, based on the opinion of external legal counsel, it believes the probability of loss resulting from this dispute to be remote and, accordingly, no provision has been recorded at December 31, 2001.

(vii) Others

The Company has, based on the advice of its legal counsel, recorded additional provisions in the amount of U.S.$ 6.7 million relating to several other legal disputes and has also made deposits in the amount of U.S.$ 4.6 million in escrow accounts.

(b) "Take-or-pay" contract

In connection with the sale of the electrochemical plant in 1999 (see Note 3), the Company and CanadianOxy Chemicals Holding Ltd. (CXY) entered into a long-term contract for chemical products supply. The contract includes clauses of performance incentives such as sharing of productivity gains, preference prices and "take-or-pay", by which the Company is committed to acquire from the electrochemical plant purchased by CXY a volume of chemical products conservatively projected for the next 6 years. Volumes purchased by the Company in addition to the minimum agreed for a given year may be compensated with lower volumes acquired in subsequent years. For the take-or-pay quantities, the Company will pay unit prices which equal cost plus margin as determined in the contract. The Company is meeting the minimum quantitative commitments under the contract.

(c) Compliance with regulations

The Company's forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company's management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

17 Derivative instruments, hedging and risk management activities

The Company is engaged in the exportation of market pulp to various markets throughout the world. Management considers the Company's functional currency to be the U.S. dollar and approximately 22% of the Company's indebtedness was Real-denominated, consisting of loans bearing interest at variable rates. These activities expose the Company to credit and foreign currency fluctuation risks, as well as risks associated with the effects of changes in floating interest rates. The Company maintains an overall risk management strategy to minimize significant unplanned fluctuations caused by foreign exchange rate volatility.

The Company's Treasury assesses, at least on a weekly basis, macroeconomic issues and the implications of these issues on the Company's financial performance. The Treasury reports to the Chief Financial Officer. The responsibilities of the Treasury include the proposal of the Company's corporate risk management policy and its implementation, and the evaluation of the effectiveness of the Company's overall risk management strategy.

The Company may use derivative and non-derivative instruments to implement its overall risk management strategy. However, by using derivative instruments, the Company exposes itself to credit and market risk. Credit risk is the failure of a counterparty to perform under the terms of the derivative contract. Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The Company addresses credit risk by restricting the counterparties to such derivative financial instruments to major financial institutions. Market risk is managed by the Treasury. The Company does not hold or issue financial instruments for trading purposes.

(a) Foreign currency risk management

The Company's foreign currency risk management strategy may use derivative instruments to protect against foreign exchange rate volatility, which may impair the value of certain of the Company's assets. The Company has been using foreign currency forward-exchange contracts to implement this strategy.

Expressed in thousands of United States dollars

At December 31, 2001, the Company had entered into five forward foreign-exchange contracts to protect its foreign currency denominated accounts receivable and bank balances against exchange rate movements in the aggregate amount of EUR 14,623 thousand (2000 – EUR 3,103 thousand), equivalent in aggregate to U.S.$ 13,124 (2000 – U.S.$ 2,885). The contracts expire in January, February, March and April 2002. The Company realized a net loss in 2001 associated with its forward foreign exchange contracts of U.S.$ 50 (2000 – U.S.$ 227).

Additionally, the Company has been investing substantially all of its financial resources in long-term U.S. dollar denominated or U.S. dollar indexed available-for-sale debt securities to protect against the exchange risk of a devaluation of the Brazilian real.

(b) Interest rate risk management

The Company's strategy for interest rate management has been to maintain a diversified portfolio of interest rates in order to optimize cost and volatility. The Company's interest rate risk management strategy may use derivative instruments to reduce earnings fluctuations attributable to interest rate volatility. The Company may use interest rate swaps to implement this strategy. At December 31, 2001 the Company had no outstanding interest rate swap contracts.

(c) Commodity Price Risk Management

The Company is exposed to commodity price risks through the fluctuation of pulp prices. The Company currently does not utilize derivative financial instruments to manage its exposure to fluctuations in commodity prices, but may utilize them in the future.

18 Nonderivative financial instruments

Fair value - the Company considers that the carrying amount of its financial instruments generally approximates fair market value. Fair value have been determined as follows:

Cash - the carrying amount of cash is a reasonable estimate of its fair value.

Cash equivalents and short-term investments and bank deposits - cash equivalents are represented, principally, by short-term investments. Their fair value and that of other bank deposits not meeting the definition of cash equivalents were estimated using the rates currently offered for deposits of similar remaining maturities and approximates its carrying value.

Expressed in thousands of United States dollars

Debt securities - the Company's debt securities are stated at their fair value, which was estimated by obtaining quotes from major financial institutions and brokers.

Short-term debt and long-term debt - interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value, which approximates the carrying value at December 31, 2001 and 2000. The Company's financial structure does not require any substitution of such financing or the contracting of similar fundings.

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value.

19 Geographical information

The Company's exports from Brazil, classified by geographic destination, are as follows:

	Year ended December 31,		
	1999 (Reclassified)	2000 (Reclassified)	2001
North America	208,618	284,135	119,593
Europe	267,704	387,497	229,913
Asia	109,911	122,169	232,371
Other	10,009	6,833	1,488
Total	596,242	800,634	583,365

Sales to one unaffiliated customer represented 21% of net sales in 2001, 25% in 2000 and 26% in 1999. No other individual customers represented more than 10% of net sales.

Expressed in thousands of United States dollars

20 Related parties

Transactions with related parties resulted in the following balance sheet and income statement balances:

	December 31,			
	2000		2001	
	Assets	Liabilities	Assets	Liabilities
Balance sheet				
Current assets				
Cash and cash equivalents	2		1	
Accounts receivable	9,530		3,520	
Current liabilities – suppliers				714
Long-term debt (including current portion and accrued finance charges)		171,133		281,944
	9,532	171,133	3,521	282,658

	Year ended December 31,					
	1999		2000		2001	
	Income	Expense	Income	Expense	Income	Expense
Income statement						
Operating revenues	36,855		44,555		23,336	
Financial expenses		78,168		14,152		10,292
	36,855	78,168	44,555	14,152	23,336	10,292

Expressed in thousands of United States dollars

21 Supplementary information - Valuation and qualifying accounts

Description	Balance at beginning of year	Additions Charged to Costs and Expenses	Deductions credited to costs and expenses	Balance at end of year
2001				
Allowances deducted from related balance sheet accounts:				
Accounts receivable	446		129	317
Inventories	4,841		2,226	2,615
Investments (other assets - other)	801			801
Deferred income tax	2,474		2,474	
2000				
Allowances deducted from related balance sheet accounts:				
Accounts receivable	490		44	446
Inventories	3,522	1,319		4,841
Investments (other assets - other)	801			801
Property, plant and equipment, net	20,164		20,164	
Deferred income tax	38,761		36,287	2,474
1999				
Allowances deducted from related balance sheet accounts:				
Accounts receivable	112	400	22	490
Inventories	3,522			3,522
Investments (other assets - other)	802		1	801
Property, plant and equipment, net	18,591	1,573		20,164
Deferred income tax	75,068		36,307	38,761

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